CLEANTECH INNOVATIONS, INC.
C District, Maoshan Industry Park,
Tieling Economic Development Zone,
Tieling, Liaoning Province, China 112616
(86) 0410-6129922

September 29, 2011

VIA EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Mail Stop 4631
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:	CleanTech Innovations, Inc.
Post-effective amendment to Form S-1
Filed August 9, 2011
File No. 333-168385
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 22, 2011
File No. 001-35002

Dear Ms. Long:

This letter is in response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 1, 2011, to CleanTech Innovations, Inc. (the “Company”) regarding the above-captioned filings of the Company. Please note that the Staff’s comments are restated below along with the Company’s responses. We also have filed concurrently Post-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “S-1 Amendment No. 2”) and Amendment No. 1 to the Form 10-K filed on February 22, 2011 (the “10-K Amendment No. 1”) to reflect our responses to the Staff’s comments.

Post-effective amendment no. 1 to Form S-1

General

1.	Please be advised that we will only declare this registration statement effective after all comments on your Form 10-K have been resolved.

Response:

The Company acknowledges the Staff’s comment.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

2.	Please revise to include updated interim financial statements.

Response:

The Company has included its interim financial statements for the quarterly period ended June 30, 2011, in its S-1 Amendment No. 2 in accordance with the Staff’s comment. Please see page F-26 of S-1 Amendment No. 2.

Form 10-K for Fiscal Year Ended December 31, 2010

Business

Wind Towers, page 10

3.
We note your disclosure which indicates you first introduced wind tower products in February 2010.  You further state you shipped 178 wind towers as of December 31, 2010.  We further note on page F-15 in your Construction in Progress footnote that you started using your manufacturing plant in August 30, 2010.  Please confirm to us you manufactured and shipped 178 wind towers in a four month period, or otherwise explain how and where you manufactured the towers you sold in 2010.

Response:

The Company manufactured the 178 wind towers shipped in 2010 over a 10-month period in 2010 at our facilities in Tieling, Liaoning Province, China. We currently have two manufacturing plants with 17,246 square meters of combined production space. We first started manufacturing wind towers in February 2010 in our manufacturing plant on which construction was completed in 2009. This plant continues to be used for the manufacture of our bellows expansion joint and pressure vessel products. Our second manufacturing plant, built principally for wind tower production, was completed and brought online in August 2010. On August 30, 2010, we began manufacturing wind towers in this new plant, and we now manufacture all of our wind towers exclusively in this plant. Between these two manufacturing plants, we believe that our existing facilities are adequate for current operations and presently foreseeable operations.

Risk Factors

“Restrictions on currency exchange may limit our ability to receive and use our revenues effectively”, page 26

4.
We note you disclose various restrictions relating to the conversion of currencies and disposition of assets in China, please revise your filing to provide “parent only” financial information in your document.  Please refer to Rule 5-04 of Regulation S-X.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

Response:

The Company has included condensed financial statements for its U.S. parent on a standalone, unconsolidated basis as of December 31, 2010, the first fiscal year in which the Company had operating subsidiaries and substantially all of its operations in China, in accordance with the Staff’s comment. Please see page F-22 of 10-K Amendment No. 1 and page F-22 of S-1 Amendment No. 2.

Report of Management on Internal Control over Financial Reporting, page 43

5.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response:

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The Company and its subsidiaries in China have financial departments equipped with qualified financial professionals. Our operating subsidiaries in China are both located at our facilities in Tieling, Liaoning Province, China, and we have applied our internal control over financial reporting at this location. We have established accounting policies and procedures that cover all of our businesses. Management has established specific internal reporting responsibilities for each subsidiary, and management and personnel are assigned appropriate levels of authority and responsibility. The Company does not have an internal audit function, however. According to our policy regarding authority for approval, for each cash inflow and outflow, the handling personnel fill out required forms that must be signed by the department head, accountant, financial manager and the Chief Financial Officer (“CFO”) to minimize any possible financial risks. We believe that by maintaining the various redundant reviews of our forms and records, we have an adequate internal control function and we have mitigated risks associated with financial reporting.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response:

The Company’s operating subsidiaries in China maintain their books and records in accordance with accounting standards generally accepted in the People’s Republic of China (“PRC GAAP”). The financial statements of these subsidiaries are converted to U.S. GAAP for financial statement reporting purposes on a quarterly basis. The Company provides its internally generated financial statements and related supporting schedules prepared under PRC GAAP in Renminbi Yuan (“RMB”) to the Company’s contracted U.S. certified public accountant (the “Company CPA”), who is unrelated to the Company’s independent registered public accounting firm, for conversion and consolidation. The Company’s CPA prepares the Company’s consolidated financial statements and footnotes under U.S. GAAP in U.S. dollars by: (i) adjusting and converting entries for the purpose of converting the financial statements from PRC GAAP to U.S. GAAP, which conversion process includes, but is not limited to, the proper accounting for foreign currency translation and transactions in accordance with ASC Topic 830; (ii) preparing consolidated financial statements worksheets and related schedules; and (iii) preparing footnote disclosures with related schedules and worksheets to support the financial statements, using the PPC Disclosure Checklist as guidance. The Company’s auditor reviews and audits the consolidated financial statements, with the Company’s CPA answering any questions raised by management or the auditor and posting additional review and audit entries from the auditor, if necessary. The auditor also ensures that all necessary and appropriate adjustments have been made in the conversions and disclosures to comply with U.S. GAAP. Once all comments and issues are cleared with confirmation from the Company’s auditor, the financial statements are provided to the Company’s Audit Committee for its review and approval of the financial statements prior to filing in connection with the Company’s periodic reports.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response:

The Company’s personnel who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements and evaluating the effectiveness of internal controls are listed below. All of the listed financial personnel are full time employees of the Company under labor contracts standard for PRC domestic enterprises and hold accounting licenses issued by the PRC Ministry of Finance.

(1)
The CFO is responsible for reviewing the financial reports under U.S. GAAP, supervising the financial activities of the Company and designing and supervising the design of internal control over financial reporting. The CFO ensures that the financial statements, and other financial information, filed by the Company fairly present in all material respects the financial condition, results of operations and cash flows of the Company. Our previous CFO had served in such position since September 2010 until September 2011, and previously served as our Financial Comptroller, Financial Manager and head of the Accounting Department since joining Creative Bellows in September 2009. She was a CPA licensed through the Chinese Institute of Certified Public Accountants and had over 10 years of broad financial, internal control and accounting management experience. Our new CFO was appointed on September 20, 2011, and has over 30 years of broad financial, internal control and accounting management experience. He has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive relevant education and training in PRC GAAP and extensive experience preparing and auditing financial statements prepared in accordance with PRC GAAP. Prior to joining Creative Bellows, he served as a chief accountant at the northeast division of China Power Investment Corporation, one of the five largest state-owned power producers in China.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

(2)
The Financial Manager supervises accounting and is responsible for the preparation of financial reports under PRC GAAP. Our Financial Manager previously served as our Accountant (Financial Reporting) and Cashier. Our Financial Manager has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP, with a degree from the Dongbei University of Finance and Economics.

(3)
The Accountant (Cash) is responsible for accounts receivable and accounts payable, and the verification and control over such accounts, and daily control on expected revenues. Our Cash Accountant has over 15 years experience as an accountant and graduated from Tieling Employee University in 1996. Our Cash Accountant has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP.

(4)
The Accountant (Cost) and Accountant (Expense) are responsible for conducting assessments related to inventory, salary and company expenses, reviewing and verifying vouchers related to expenses and costs and controlling daily expenditures and voucher preparation. Our Cost Accountant graduated from the Liaoning Provincial Party School Accounting Program in 1991 and previously served as Cashier and Financial Manager. Our Expense Accountant graduated from Tieling Broadcasting and Television University in 1994 with a major in corporate accounting and previously served as Cashier. Our Cost Accountant and Expense Accountant have limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but have extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP.

(5)
The Cashier is responsible for making payments or receiving cash from banks according to verified vouchers and balancing and reconciling accounts in compliance with PRC GAAP. Our Cashier graduated from Eastern Liaoning University at Dandong in 2009 with a major in auditing practice and has served as our Cashier since graduation. Our Cash Accountant has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has extensive education and training in PRC GAAP and extensive experience preparing financial statements prepared in accordance with PRC GAAP. Our Cashier has limited relevant education and training in U.S. GAAP and limited experience in preparing financial statements in accordance with U.S. GAAP, but has relevant education and training in PRC GAAP and experience preparing financial statements prepared in accordance with PRC GAAP.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company retains a U.S. certified public accountant, V Trust Accounting and Tax Services (“V Trust Accounting”), to prepare its U.S. GAAP financial statements and assist with its financial disclosures.

•	Name and Address: Yvonne Zhang, Certified Public Accountant (DBA: V Trust Accounting and Tax Services); 32 S Almansor St., Alhambra, CA 91801

•	Qualifications and Personnel: Ms. Zhang, a U.S. CPA licensed in the State of California, is responsible for preparing the Company’s U.S. GAAP financial statements.

•
Reasons for Qualification: Ms. Zhang is a CPA with 10 years of experience working in various U.S. accounting firms supervising, planning and performing financial statement audits and reviews for both SEC reporting and private companies; preparing financial statement compilations and related footnote disclosures and special reports; and preparing corporate, partnership and personal income tax returns. She has a strong background in accounting systems and financial operations reporting in a variety of industries including clean technology, manufacturing, mining, trading, high technology, professional services, real estate investments, foods, entertainment and shipping. Ms. Zhang has traveled extensively in mainland China to lead audit teams conducting SEC financial statement audits for U.S. publicly traded companies with operating subsidiaries located in China. In addition, she has experience performing CFO duties for a U.S. publicly traded company with primarily China-based operations, where she supervised and trained the PRC accounting staff in U.S. GAAP. Ms Zhang’s professional designations include Member of AICPA and Institute of Management Accountants.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

•	Hours Spent Performing Company’s Work: V Trust Accounting spent approximately 220 hours on the preparation of quarterly and annual financial statements for the Company in 2010.

•	The Company paid $10,000 to V Trust Accounting in connection with the preparation of the Company’s financial statements for 2010.

The Company does not retain any firm with respect to the evaluation of internal control over financial reporting.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response:

The Company does not retain individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

We note you have an audit committee financial expert

Please describe the extent of the audit committee’s U.S. GAAP knowledge. Please also describe the extent of the overall Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

Response:

The Company’s Board of Directors is composed of five members: Bei Lu and Dianfu Lu, who were appointed on July 2, 2010, and Arnold Staloff, Shuyuan Liu and Zili Zhao, who were appointed on July 13, 2010. Messrs. Staloff, Liu and Zhao are each an independent director and together compose the Audit Committee, of which Mr. Staloff serves as the Chair.

Mr. Staloff has extensive knowledge of U.S. GAAP and internal control over financial reporting acquired through his service as director and audit committee member for a number of public companies and officer of a number of financial services companies. Mr. Staloff has served as a director and the Chair of the Audit Committee at NASDAQ-listed SmartHeat Inc., a plate heat exchange system manufacturer, since 2008 and NASDAQ-listed Deer Consumer Products, Inc., a small home and kitchen electronic products manufacturer, since 2009. From 2007 until his resignations in July 2010, Mr. Staloff served as a director and the Chair of the Audit Committee at NASDAQ-listed Shiner International, Inc., a packaging and anti-counterfeit plastic film company, and NASDAQ-listed AgFeed Industries, Inc., a feed and commercial hog producer. Mr. Staloff served as a director for Lehman Brothers Derivative Products Inc. from 1994 until October 2008. From December 2005 to May 2007, Mr. Staloff served as Chairman of the Board of SFB Market Systems, Inc., a New Jersey-based company that provided technology solutions for the management and generation of options series data. From June 1990 to March 2003, Mr. Staloff served as President and Chief Executive Officer of Bloom Staloff Corporation, an equity and options market-making firm and foreign currency options floor broker. During 1989 and 1990, Mr. Staloff served as President and Chief Executive Officer of Commodity Exchange, Inc., or COMEX. For the Philadelphia Stock Exchange, Mr. Staloff served as an officer from 1971 to 1989, and served as a member of its Board of Governors, Executive Committee and Chairman of the Foreign Currency Options Committee and also served on its Finance, Marketing, Steering and New Products Committees. With the above-mentioned extensive professional background and active roles as an independent audit committee member of two U.S.-listed companies, the Company’s Board of Directors determined that Mr. Staloff qualifies as an audit committee financial expert as defined under Item 407(d) of Regulation S-K.

Ms. Lu and Messrs. Lu, Liu and Zhao have relevant knowledge of PRC GAAP acquired through their extensive professional backgrounds in the energy and steel industries in China, but limited relevant knowledge of U.S. GAAP and limited experience in internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 and the rules and standards promulgated by the SEC and PCAOB. To the extent necessary, Mr. Staloff and the Company’s CPA and accounting personnel assist members of the Board of Directors in understanding and keeping abreast of details regarding U.S. GAAP and internal control over financial reporting.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

Financial Statements

Note 25 - Contingencies and Commitments, page F-22

6.	We note your disclosure which indicates the company is required to contribute an additional $14.2 million of capital to Creative Bellows by July 2012. Please address the following:

•	Please explain why this contribution of capital is necessary. We note that you indicate Creative Bellows is a 100% owned subsidiary as of October 15, 2010.

Response:

The Company committed to contribute additional capital to Creative Bellows by July 2012 in contemplation of a secondary public offering of its common stock in the United States. In order to repatriate the proceeds of such an offering to Creative Bellows, the Company had to raise Creative Bellows’ registered capital thereby creating a commitment to inject $8.1 million.  In addition, the Company committed to make an additional contribution to Creative Bellows, resulting in the total $14.2 required capital contribution by July 2012, to help the Company expand its business. These commitments were not related to the acquisition of Creative Bellows by the Company.

•	Please explain why this capital contribution requirement doesn’t represent a liability.

Response:

The Company’s capital contribution requirement to Creative Bellows constitutes a commitment, not a liability, of the Company under both PRC GAAP and U.S. GAAP.

•	Please tell us if this “required” contribution represents contingent consideration related to your acquisition of Creative Bellows. If so, please explain who the recipients of the capital will be.

Response:

The contribution of capital does not represent contingent consideration related to the Company’s acquisition of Creative Bellows. As set forth in the Company’s response above, the Company increased its registered capital to fulfill its commitment to inject additional capital into Creative Bellows by repatriating the proceeds of a public offering of the Company’s securities in the United States and to help expand the Company’s business.

•	Please disclose the consequences if any, if the company is unable to make the required capital contribution.

Ms. Pamela Long
U.S. Securities and Exchange Commission
September 29, 2011

Response:

If the Company is unable to make the required capital contribution to registered capital the Company may be subject to a negotiated penalty related to the unsatisfied portion of registered capital. If the Company chooses to pay the penalty, the Company can request that its registered capital be reduced to the amount already paid or to another amount that can be completed within a set period of time. The Company may also apply for a grace period, whereby the Company would receive up to an additional 9 months to make the payment, or may apply to reduce its registered capital prior to the payment becoming due.

In making its responses, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or others have any questions or would like additional information, please contact Robert Newman, Esq., of Newman & Morrison LLP, at (212) 227-7422 or by fax at (212) 202-6055.

Very truly yours,

/s/ Bei Lu
Bei Lu
Chief Executive Officer

cc: Robert Newman, Newman & Morrison LLP